

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 12, 2018

Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
One Glenlake Parkway NE Suite 900
Atlanta, GA 30328

> **Re:** **Meridian Waste Solutions, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed January 30, 2018**
> **File No. 001-13984**

Dear Mr. Cosman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated January 26, 2018 and reissue our comment. On page 2 you identify the Majority Stockholder as Mr. Cosman, who does not appear to own any Series D or Series E Preferred Stock. We note that Series D and Series E Preferred Stock require the consent of the holders of at least 75% of the shares of their respective share class in order to make proposed amendments to the Series D and Series E Preferred Stock. It does not appear from your disclosure that the consent of the holders of at least 75% of the shares of Series D and Series E Preferred Stock was obtained. Please advise.

2. We note your response to comment 2 of our letter dated January 26, 2018, and reissue our comment. Please revise your information statement to discuss and describe all material changes that are being made to the Series D and Series E Preferred Stock. In addition, please include as an appendix a complete copy of your Certificate of Incorporation, as

amended, marked to show the changes you propose to make. Please see Item 12 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Scott E. Linsky, Esq.